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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
             1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No.   )

                   CONSOLIDATED CAPITAL OF NORTH AMERICA, INC.
                   -------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.0001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   208 892 208
                                   -----------
                                 (CUSIP Number)

                           Gallagher, Briody & Butler
                         212 Carnegie Center (Suite 402)
                               Princeton, NJ 08540
                                 (609) 452-6000
                   ------------------------------------------
                   (Name, Address, Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 2, 1998
                                  -------------
             (Date of Event Which Rquires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

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CUSIP No. 208 892 208            SCHEDULE 13D                  Page 2 of 6 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Berkshire Capital Partners, Ltd.
     13-3802466

2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) / /
     n/a

3.   SEC Use Only

4.   Source of Funds

     PF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

     n/a

6.   Citizenship or Place of Organization

     British Virgin Islands

                         7.   Sole Voting Power

                              3,000,000
Number of Shares
                         8.   Shared Voting Power
 Beneficially
                              0
 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person
                              3,000,000
     With
                         10.  Shared Dispositive Power

                              0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     3,000,000

12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                      / /

     n/a

13.  Percent of Class Represented by Amount in Row 11

     16.9%

14.  Type of Reporting Person

     CO

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Item 1. Security and Issuer.
        -------------------

         The class of equity securities to which this statement relates is the common stock, $.0001 par value per share (the "Common Stock"), of Consolidated Capital of North America, Inc., a Colorado corporation (the "Issuer"), whose principal executive offices are located at 410 17th Street, Suite 400, Denver, Colorado 80202.

Item 2. Identity and Background.
        -----------------------

         (a) The person filing this statement is Berkshire Capital Partners, Ltd. (the "Reporting Person").

         (b) The Reporting Person is a corporation organized under the laws of the British Virgin Islands.

         (c) The Reporting Person's principal business is investment trading.

         (d) The Reporting Person maintains an address for its principal business at 1221 Post Road East, Westport, CT 06880.

         (e) The Reporting Person maintains an address for its principal office at 1221 Post Road East, Westport, CT 06880.

         (f) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (g) The Reporting Person has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor, as a result of any such proceeding been or is subject to a judgment, decree or final

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order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        --------------------------------------------------

         The Reporting Person purchased 3,000,000 shares of Common Stock for a purchase price of $2,400,000 in a private transaction on March 2, 1998. The source of these funds was the Reporting Person's personal funds.

Item 4. Purpose of Transaction.
        ----------------------

         The purpose of the Reporting Person's acquisition of securities of the Issuer is to acquire an investment in the Issuer. The Reporting Person intends continuously to evaluate the Issuer's business and industry. The Reporting Person might consider making purchases of Common Stock in open-market or private transactions, the extent of which purchases would depend upon prevailing market and other conditions. Depending upon prevailing market and other conditions, the Reporting Person might dispose of all or a portion of any Common Stock acquired.

         The Reporting Person has no present plans or proposals which relate to or would result in: the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present Board of Directors or management of

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the Issuer, including any plans or proposals to change the number or term of
Directors or to fill any existing vacancies on the Board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Isuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act"); or any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

         (a) The Reporting Person beneficially owns 3,000,000 shares of Common Stock, representing 16.9% of the shares of Common Stock deemed outstanding based on the Company's Report on Form 10-Q for the period ending September 30, 1997 and supplemental information provided by issuer's counsel, and computed in acordance with Rule 13d-3(d)(1) promulgated pursuant to the Securities Exchange Act.

         (b) The Reporting Person has the sole power to vote and direct the vote of Common Stock and the sole power to dispose or to direct the disposition of the Common Stock.

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         (c) No transactions in the class of securities reported on were effected during the past 60 days by the Reporting Person.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships With Respect to Securities of the Issuer.
        -------------------------------------------------------------------

         Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 9, 1998                      BERKSHIRE CAPITAL PARTNERS, LTD.


                                          By: /s/ David A.X. Baker
                                             ----------------------------------
                                              David A.X. Baker, Director

         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see U.S.C. 1001).

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